(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 0-21203 CUSIP Number: 253675 20 1

For Period Ended: June 29, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Diedrich Coffee, Inc.

Full Name of Registrant:

28 Executive Park, Suite 200

Address of Principal Executive Office (Street and Number):

Irvine, California 92614

City, State and Zip Code:

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

PART III. NARRATIVE

We are unable to file our Annual Report on Form 10-K within the prescribed time period due to our inability to timely provide our former independent auditor with certain tax information that it required in order to render its consent to our filing. This was, in part, due to our efforts to file our amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2004 and our amended Quarterly Reports on Form 10-Q/A for the periods ended September 22, 2004, December 15, 2004, and March 9, 2005, all of which filings were made on September 27, 2005. We could not timely provide the required information to our former independent auditor prior to the prescribed time period for filing our Form 10-K without unreasonable effort or expense.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Martin A. Lynch (Name)	(949) (Area Code)	260-1600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diedrich Coffee, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2005	By:	/s/ Martin A. Lynch
Martin A. Lynch
Executive Vice President and Chief Financial Officer